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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement ☐

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Karen C. Vanstory

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,200 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 1,200 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 2 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Karen C. Vanstory, Custodian

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 91,617 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 91,617 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,617

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 3 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Karen C. Vanstory Revocable Trust, dated November 6, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 920 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 920 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 4 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 71,973 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 71,973 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,973

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 5 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Irrevocable Trust, dated December 18, 1998, fbo Melissa Penly

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 6 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Irrevocable Trust, dated December 18, 1998, fbo Matthew Penly

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 7 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Irrevocable Trust, dated December 18, 1998, fbo Mark Penly

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,503 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 9,503 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 8 of 15 pages

CUSIP No.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Karen C. Vanstory, as Executrix of the Estate of Lee P. Vanstory, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 289,677 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 289,677 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,677

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 9 of 15 pages

Item 1.

(a) Name of Issuer:

Old Dominion Freight Line, Inc.

(b) Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way

Thomasville, NC 27360

Item 2.

(a) Names of Persons Filing:

(i)	Karen C. Vanstory
(ii)	Karen C. Vanstory, Custodian
(iii)	Karen C. Vanstory Revocable Trust, dated November 6, 1992
(iv)	Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992
(v)	Irrevocable Trust, dated December 18, 1998, fbo Melissa Penly
(vi)	Irrevocable Trust, dated December 18, 1998, fbo Matthew Penly
(vii)	Irrevocable Trust, dated December 18, 1998, fbo Mark Penly
(viii)	Karen C. Vanstory, as Executrix of the Estate of Lee P. Vanstory, Jr.

(b) Address of Principal Business Office:

As to (i) through (viii): 5412 Horse Trail Road

                      Summerfield, NC 27358

(c) Place of Organization or Citizenship:

(i), (ii) and (viii)	USA
(iii), (iv), (v) (vi) and (vii)	North Carolina

(d) Title of Class of Securities:

Common Stock ($.10 par value)

(e) CUSIP Number:

679580100

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(f), but not a group filing.

Item 4. Ownership.

The securities reported herein are beneficially owned by Karen C. Vanstory, Karen C. Vanstory, as Custodian for her children, the Karen C. Vanstory Revocable Trust, dated November 6, 1992, the Karen Congdon Vanstory Irrevocable Trust #1, dated December 1,

Page 10 of 15 pages

1992, the Irrevocable Trust, dated December 18, 1998, fbo Melissa Penly, the Irrevocable Trust, dated December 18, 1998, fbo Matthew Penly, the Irrevocable Trust, dated December 18, 1998, fbo Mark Penly and Karen C. Vanstory, as Executrix of the Estate of Lee P. Vanstory, Jr. The total securities reported is 483,896 shares of the Issuer’s Common Stock, which constitutes 4.5% of such shares as of December 31, 2002.

As of December 31, 2002, Karen C. Vanstory owns directly 1,200 shares (0.0%) of the Issuer’s Common Stock.

As of December 31, 2002, Karen C. Vanstory, as Custodian for her children, owns directly 91,617 shares (0.9%) of the Issuer’s Common Stock.

As of December 31, 2002, the Karen C. Vanstory Revocable Trust, dated November 6, 1992, owns directly 920 shares (0.0%) of the Issuer’s Common Stock. Karen Vanstory, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the Karen Congdon Vanstory Irrevocable Trust #1, dated December 1, 1992, owns directly 71,973 shares (0.7%) of the Issuer’s Common Stock. Although Audrey L. Congdon, as Trustee, has sole voting and sole dispositive power over those shares, they are shown below under c(ii) and c(iv) as shared voting and shared power to dispose, because members of the grantor’s family are beneficiaries of the trust.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Melissa Penly, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. Karen C. Vanstory is the trustee. Melissa Penly is a child of Karen C. Vanstory.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Matthew Penly, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. Karen C. Vanstory is the trustee. Matthew Penly is a child of Karen C. Vanstory.

As of December 31, 2002, an Irrevocable Trust, dated December 18, 1998, fbo Mark Penly, has sole voting and dispositive power with respect to 9,503 shares (0.1%) of the Issuer’s Common Stock. Karen C. Vanstory is the trustee. Mark Penly is a child of Karen C. Vanstory.

As of December 31, 2002, Karen C. Vanstory, as Executrix of the Estate of Lee P. Vanstory, Jr., owns directly 289,677 shares (2.7%) of the Issuer’s Common Stock.

(a) Amount beneficially owned:

(i)	1,200

(ii)	91,617

(iii)	920

(iv)	71,973

(v)	9,503

(vi)	9,503

(vii)	9,503

(viii)	289,677

Pages 11 of 15 pages

(b)	Percent of Class:

(i)	0.0%

(ii)	0.9%

(iii)	0.0%

(iv)	0.7%

(v)	0.1%

(vi)	0.1%

(vii)	0.1%

(viii)	2.7%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(i)	1,200

(ii)	91,617

(iii)	920

(v)	9,503

(vi)	9,503

(vii)	9,503

(viii)	289,677

(ii)	Shared power to vote or to direct the vote

(iv) 71,973

(iii)	Sole power to dispose or to direct the disposition of

(i)	1,200

(ii)	91,617

(iii)	920

(v)	9,503

(vi)	9,503

(vii)	9,503

(viii)	289,677

(iv)	Shared power to dispose or to direct the disposition of

(iv) 71,973

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Page 12 of 15 pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding         Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 10, 2003.

KAREN C. VANSTORY

/s/ Karen C. Vanstory
Karen C. Vanstory

KAREN C. VANSTORY, Custodian

/s/ Karen C. Vanstory
Karen C. Vanstory, Custodian for Mark A. Penley, Matthew Penley and Melissa Penley

KAREN C. VANSTORY REVOCABLE TRUST, dated November 6, 1992

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

Page 13 of 15 pages

KAREN CONGDON VANSTORY IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MELISSA PENLY

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MATTHEW PENLY

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARK PENLY

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

KAREN C. VANSTORY, AS EXECUTRIX OF THE ESTATE OF LEE P. VANSTORY, JR.

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Executrix

Page 14 of 15 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2003.

KAREN C. VANSTORY

/s/ Karen C. Vanstory Karen C. Vanstory

KAREN C. VANSTORY, Custodian

/s/ Karen C. Vanstory Karen C. Vanstory, Custodian for Mark A. Penley, Matthew Penley and Melissa Penley

KAREN C. VANSTORY REVOCABLE TRUST, dated November 6, 1992

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

KAREN CONGDON VANSTORY IRREVOCABLE TRUST #1, dated December 1, 1992

By:	/s/ Audrey L. Congdon
Audrey L. Congdon, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MELISSA PENLY

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MATTHEW PENLY

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

IRREVOCABLE TRUST, DATED DECEMBER 18, 1998, FBO MARK PENLY

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Trustee

KAREN C. VANSTORY, AS EXECUTRIX OF THE ESTATE OF LEE P. VANSTORY, JR.

By:	/s/ Karen C. Vanstory
Karen C. Vanstory, Executrix

Page 15 of 15 pages